                                                       EXHIBIT 20

CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One North Charles Street, P.O. Box 1168, Baltimore, Maryland
21203, (410) 539-7400


April 27, 1995
Results First Quarter 1995
                                             --------------------
- -----------------
Dear Shareholders:

     Crown Central Petroleum Corporation announced today a net loss before extraordinary charges of $6.9 million ($.71 per share) in the first quarter of 1995 on revenues of $445.5 million. This compares to a net profit from operations of $8.7 million ($.88 per share) in the first quarter of 1994 on revenues of $393.6 million. Including the extraordinary charge of $3.3 million ($.33 per share) due to the early extinguishment of debt, the total net loss for the first quarter amounted to $10.2 million ($1.04 per share).

     Due to the warmest weather conditions in the Eastern United States in 30 years, which resulted in depressed distillate prices, the refining industry experienced its worst margins since 1987. While the Company's gross refining margins of $1.79 per barrel in the first quarter were well below the $3.63 per barrel experienced last year, the margins realized were actually better than those achieved by similarly configured refiners located on the Gulf Coast. Factors contributing to this result include the disciplined pursuit of the Company's margin management strategies coupled with ratably purchasing crude below the average daily price. Important, also, was the improved yield performance at both refineries which allowed the Company to produce a higher mix of gasoline and reduce the over-all production of less profitable distillates. This was particularly gratifying at the Houston refinery, where, after having completed a major turnaround in December 1994, gasoline production was up 14% over last year. Additionally, total refining operating expenses were down 6% from last year.

     Crown retail marketing produced very positive results for the quarter. Retail gasoline volumes increased 6% for the quarter to over 32,000 barrels per day, while merchandise sales increased 27% to $21.4 million. The strong retail gasoline and merchandise net margin improvement somewhat offset the depressed refining gross margins. Selling and administrative expenses were also down 9% for the quarter versus the same period last year. These savings, combined with the refining operating expense reductions, reflect the Company's on-going programs to improve productivity. During 1995, Crown will continue to seek opportunities to improve the balance between gasoline production and retail marketing. This action is expected to reduce the Company's earnings volatility.

     The sale of $125 million of unsecured notes due in 2005 was concluded during the first quarter. The offering brought an increased focus to the financial stability of the Company by the investment banking community. We are proud of the Crown teamwork and personal commitment from those involved. The oversubscribed debentures reflect well on the Company, provide us with permanent non-amortizing debt, and position the Company to more effectively access the public capital markets in the future.

     While gasoline stocks are relatively low for this time of year, which is reason for at least short-term optimism, the past several years have been challenging to many of us in the refining
industry.   As we celebrate over 75 years of Crown refining and
marketing excellence, we have every confidence in the strategies Crown has adopted to lead our Company to an even more successful and profitable future.

Sincerely,

HENRY A. ROSENBERG, JR.            CHARLES L. DUNLAP
HENRY A. ROSENBERG, JR.            CHARLES L. DUNLAP
Chairman and Chief Executive Officer         President and Chief
Operating Officer


      Crown Central Petroleum Corporation and Subsidiaries
          Dollars in thousands, except per share data

                                           Three Months Ended
                                                March 31
                                           1995     1994
                                       ------------ -------------
Sales and operating revenues               $445,424         $
393,586

(Loss) income before income taxes            (9,207)
16,285

(Loss) income before extraordinary item      (6,918)
8,660

(Loss) from extraordinary item       1/      (3,257)
- ----

Net (loss) income                           (10,175)
8,660


(Loss) income per share before extraordinary item(.71      )
.88

(Loss) per share from extraordinary item       (.33)
- ----

Net (loss) income per share                   (1.04)        .
88

Share used in the computation of (loss) income per share9,80
3,098                                               9,832,598

1/    During the first quarter of 1995, the Company incurred
an extraordinary loss as a result of the early
       retirement of its outstanding 10.42% Senior Notes
(Notes).  The outstanding Notes were retired
       on January 24, 1995 from the proceeds received from the sale of $125 million of Unsecured 10 7/8%
       Senior Notes due February 1, 2005.

2/ Certain corrections have been made to specific lines of data contained in this table from the original table presented in the press release and the quarterly letter
to shareholders.  The corrections to these              items
decreased Retail  Gasoline Gross Profit by $3.9 million,
increased Merchandise Gross Margin by          $1.5 million,
inrcreased monthly Retail Operating Costs per store by $2.1
thousand, decreased Retail             Net Profit by $4.6
million and increased Wholesale / Other by $4.3 million.  The
corrections had no              impact on Sales and operating
revenues, (Loss) income before income taxes or Net (loss) income.

This altered format of the quarterly statement represents a substantial savings in report costs and delivery time.
Should you wish further information on the quarterly results, please call 1-800-610-1415 or refer to the operating statistics sheet.



       Crown Central Petroleum Corporation and Subsidiaries
                       Operating Statistics


                                           Three Months Ended
                                                March 31
                                           1995     1994
                                       ------------ -------------
REFINING

Production (BPD - M)                            154         1
61
Production (MMbbl)                             13.9         1
4.5
Gross Margin ($/bbl)                           1.79         3
.63
Gross Profit ($MM)                             24.8         5
2.6
Operating Cost ($/bbl)                         2.30         2
.37
Operating Cost ($MM)                           31.9         3
4.4
Net Refining Profit ($MM)                      (7.1)        1
8.2

RETAIL

Number Stores                                   345         3
62
Volume (pmps - Mgal)                            115         1
03
Volume (MMgal)                                  119         1
12
Gasoline Gross Margin ($/gal)                  0.13         0
.12
Gasoline Gross Profit  ($MM)                   15.4         1
3.9

Merchandise Sales (pmps - $M)                  20.7         1
5.5
Merchandise Sales ($MM)                        21.4         1
6.8
Merchandise Gross Margin (%)                   29.4         3
2.7
Merchandise Gross Margin ($MM)                  6.3         5
.5

Retail Gross Profit ($MM)                      21.7         1
9.8
Retail Operating Costs (pmps - $M)                 17.2
16.8
Retail Net Profit ($MM)                         3.9         1
.6

Wholesale / Other (($MM)                        0.7         6
.2

Total Net Profit ($MM)                         (2.5)        2
6.0

Corporate Overhead ($MM)                        4.0         8
.2
Depreciation and Amortization ($MM)                9.5
10.6
EBITDA ($MM)                                    3.0         2
8.4
LIFO Provision (Recovery) ($MM)                (1.2)
4.0
(Gain) Loss on Sales and Abandonments of P, P & E ($MM)  0.2
(0.3                            )
EBITDAAL ($MM)                                  2.0
32.1
Net Interest Expense ($MM)                      2.7
1.5

Capital Expenditures ($MM)                      6.6
7.6

- -------------------------------------------------------------
- -------------------------------------------------------------
- ------

BPD = Barrels per day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM  = in millions

EBITDAAL = EBITDA on a FIFO basis plus net sales and abandonments of property, plant and equipment
